                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

              THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996


                                TABLE OF CONTENTS


                                                                        Page
                                                                        ----
Chairman's Letter                                                      1 - 2

Attachment to Chairman's Letter                                        3 - 5

Safeguard Business Systems, Inc.'s
    Chief Executive Officer and  Chief  Financial Officer's Letter     6 - 8

Financial Statements                                                   9 - 15

   The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant Accounting Policies included in the notes to the consolidated financial statements of the Company for the years ended December 31, 1995 and 1994. These policies and the Notes to Consolidated Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.

Management's Discussion and Analysis of  Financial, Condition         16 - 18
    and Results of Operations

                                November 14, 1996



TO ALL STOCKHOLDERS AND BONDHOLDERS:

      Enclosed are the consolidated financial statements and operating results for the nine month period ended September 30, 1996 for San Jacinto Holdings and its subsidiary, Safeguard Business Systems. Many significant developments have occurred this year and progress continues to be made on a broad number of critical projects announced in previous quarters.

      On September 20, we made an announcement regarding the Board's decision to elect Doug Reiter Vice Chairman and Chief Executive Officer of Safeguard. A copy of that announcement is enclosed. This is a key move in developing the Company's executive management for the years ahead. I am confident that Doug will do a superior job in leading Safeguard into a much improved position in a rapidly changing and fiercely competitive market place. He is an experienced and proven senior executive with extensive knowledge of Safeguard's basic industry, products and markets.

      Consolidated operating earnings (EBITA) for this nine month period declined by $2.5 million, or 20%, compared to prior year results before the special restructuring charge of $5.7 million recorded in the 3rd quarter of 1995. This result is a continuation of trends reported in previous periods and is discussed fully by management in the enclosed report.

      In previous reports, we have reviewed for you the total transformation taking place in Safeguard to respond to fundamental market and industry changes. Safeguard and its primary competitors are being impacted severely by these changes which are basic and far reaching. Today's customers demand that companies focus on basic services, operating functions, cost structure, competitive pricing, information requirements and effective distribution channels.

      In September, 1995, Safeguard announced comprehensive changes and restructuring decisions to become a "market driven" company. We said then that it would be 1997 and the periods beyond before those moves would have a favorable impact on growth and earnings. We remain committed to achieving those objectives.

      We are currently evaluating additional actions to strengthen Safeguard's future financial performance. There may well be important opportunities available to us and we will keep you well informed when key strategic decisions are reached. Many thanks for your continued support and interest.

                              Sincerely,

                              /s/Elvis Mason
                              Elvis L. Mason
                              Chairman

                               September 17, 1996





Dear Safeguard Distributors and Fellow Employees:

      On behalf of the Board of Directors, I am pleased to announce that Doug Reiter has been elected Chief Executive Officer and Vice Chairman of the Board of Safeguard. In that capacity, Doug becomes the senior executive officer of the Company and will continue to serve as President of the North American Sales and Marketing Division based in Dallas. He succeeds me as C.E.O., a position I have occupied since 1992. I will continue to be an active participant with management in my role as Chairman.

      I am also very pleased to announce that Richard H. Gommel will continue to serve as President and Chief Operating Officer. In addition to his consolidated operating responsibilities in North America, he also has management responsibility for Safeguard's operations headquartered in the United Kingdom which are now expanding into selected markets in Europe. Since joining Safeguard in 1988, Dick has provided manufacturing and operational leadership across all areas of the Company resulting in major improvements. Safeguard's manufacturing capabilities and operational support services, driven by rapid changes in technology, must achieve even higher levels of innovative strengths to remain cost effective and competitive in the future. Dick is a very able and dedicated executive. I am confident that he will be successful in leading Safeguard to new standards of operational excellence in the future.

      James R. Braun, Executive Vice President and Chief Financial Officer continues in that important senior position. He will assume a much broader role in financial planning and development of expanded financial resources to facilitate and support Safeguard's growth expectations over the next three to five years. We have moved Safeguard into a far more competitive posture in the market place, working together with our independent distributor channel. The financial requirements to support profitable, double-digit annual growth are vital to our future success. Jim's record of accomplishments and experience with Safeguard will insure success in this critical mission.

      As Chairman, I am excited to have Doug assume this leadership role in our Company. Working closely with Dick Gommel, Jim Braun and our entire employee team, Doug will be a highly successful Chief Executive Officer for Safeguard. He is a decisive, capable and proven business executive with more than 25 years experience in successfully managing significant administrative, technical services and sales/marketing organizations. Since joining the Company in June 1994, he has provided aggressive and sound leadership in moving Safeguard forward. His knowledge of our industry and his vision of the future are superb strengths.

      Doug is deeply committed to our independent distributor channel, their profitability and long term equity. He truly understands the necessity of delivering high quality products and services at affordable prices to the small business markets. In my nearly 10 years involvement with Safeguard, I have never seen the level of distributor participation and leadership that has evolved in the last year under Doug's management policies, practices and encouragement. His dynamic leadership and his sense of urgency are precisely what Safeguard needs to succeed in the future.

      In September 1995, exactly one year ago this week, Dick Gommel and Doug Reiter joined with me in a presentation to all of our distributors and employees announcing a new era for Safeguard. We talked about creating a "market driven" company which, in full partnership with our independent distributor network, will be "THE PREMIER CHANNEL IN SMALL BUSINESS". It is with a great sense of pride and appreciation that I can confirm to you that it is happening. Much remains to be done, but we are on track and we will succeed.

      On a personal note, I am very pleased to have the opportunity to contribute to this exciting story. I plan to continue supporting and assisting our management team in every way possible to help Safeguard, its distributors and its employees to enjoy a profitable and successful future. Working together that can and will happen.


                              Sincerely,

                              /s/Elvis Mason
                              Elvis L. Mason
                              Chairman

                        SAFEGUARD BUSINESS SYSTEMS, INC.


                                   DOUG REITER
                    VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

      Doug Reiter, age 55, joined Safeguard in June 1994 as Vice President of Key Accounts. In December 1994 he was elected Senior Vice President, Marketing and Business Development, and in June 1995 was elected Executive Vice President of Sales & Marketing. He then led the Company's establishment of a new North American sales & Marketing Division, located in Dallas, beginning in September 1995, as its President. Before joining Safeguard, Doug spent over 25 years managing diverse administrative and sales/marketing organizations in Xerox, EFM, Inc. and PIP Printing. He holds a Bachelor of Science degree in Business Administration from Creighton University.


                                RICHARD H. GOMMEL
                      PRESIDENT AND CHIEF OPERATING OFFICER

      Dick Gommel, age 50, joined Safeguard in May 1988 as Vice President-Operations and was elected Senior Vice President of Operations and Business Development in February 1992. He has served as President and Chief Operating Officer of Safeguard since November 1992. From 1980 to 1988, Mr. Gommel was an executive with Krueger-Ringier, Inc., a printing company subsidiary of Mobil Oil Corporation, last serving as Senior Vice President-Operations. He holds a Bachelor of Science degree in Engineering from Penn State University.


                                 JAMES R. BRAUN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

      Jim Braun, age 42, joined Safeguard in February 1988 as Controller and Chief Accounting Officer. In June 1988, he was elected Vice President and Chief Financial Officer and served in that capacity until his election as Executive Vice President and Chief Financial Officer in June 1995. He also serves as Corporate Secretary of the Company. Before joining Safeguard, Jim was Vice President and Chief Financial Officer of General Devices, Inc. a publicly held company headquartered in Norristown, PA.. He holds a Bachelor of Science degree in Accounting (Magna Cum Laude) from Villanova University and is a Certified Public Accountant.

                                November 14, 1996



TO ALL STOCKHOLDERS AND BONDHOLDERS:

      Enclosed are the consolidated financial statements of San Jacinto Holdings Inc. and its operating subsidiary, Safeguard Business Systems, Inc., for the three and nine month periods ended September 30, 1996.

      Net sales in the third quarter of 1996 are $51.4 million, reflecting an increase of $2.3 million (or 4.6%) above the third quarter of 1995. For the first nine months of 1996 net sales are $153.7 million reflecting a $4.2 million growth (or 2.8%) above last years sales levels. The sales increase reflects growth in sales of computer forms (8.5%), brokered products (17.6%) and payroll processing service (14.6%). This growth is off-set by a 6.4% decline in manual form sales. The changes in sales trends from manual forms to computer forms, brokered products and payroll processing are being addressed strategically and operationally throughout the Company.

      Earnings from operations before special charge in the third quarter of 1996 are $2.9 million compared to $3.4 million in 1995, a $0.5 million (or 16.9%) decline. The decline in earnings is attributable to planned increases in selling and administrative expenses, partially offset by a $2.1 million increase in gross profit for the quarter, a result of a leveling off of raw material cost increases. The increased selling and administrative costs are in support of the establishment of a sales and marketing function that is positioned to meet the needs of a changing small business marketplace, and the conversion and redesign of the Company's computer system hardware and software. Earnings from operations before special charges for the nine month period are $10.2 million in 1996, a $2.5 million (or 19.9%) decrease in comparison to 1995. The decline in earnings is attributable to planned increases in selling and administrative expense, partially offset by an increase in gross profit, as noted above.

      The special charge of $5.7 million in September 1995 reflected the anticipated cost to centralize the sales and marketing function, the first step in creating a technologically advanced customer support center, and a provision for the probable loss on the sale of two real estate properties owned by the Company. The grand opening of the Dallas support center in June 1996 marked the completion of the sales/marketing centralization. The cost incurred to complete this centralization approximated the expenditures estimated in 1995. Of the two properties held for sale, one was sold in August 1996 at approximately net book value; the second property is under agreement of sale at its net book value.

      The Company's net loss before special charge and extraordinary item for the third quarter of 1996 is $5.3 million compared to $3.7 million for the same period in 1995. The net loss before special charges and extraordinary item for the nine month period is $14.7 in 1996 compared to $8.9 million in 1995. The increased loss is attributable to increased selling and administrative costs, an increase in interest expense due to a rise in the Company's effective borrowing rate from 8% to 12%, as more fully described in the notes to be consolidated financial statements, partially offset by an increase in gross profit. These losses include amortization (non-cash) charges of $14.3 million for the first nine months of 1996 and $14.5 million for the same period in 1995.

      The Company's operations in the United Kingdom remain strong. Net sales for the first nine months of 1996 are 8.4% above 1995 sales level for the same period. This growth is in both manual and computer form sales. During the first nine months of 1996, earnings from operations are $1.9 million, a $0.6 million increase. The earnings growth includes a $0.7 million gain on the sales of an existing manufacturing facility in June 1996. The construction and relocation to the new facility was completed in April 1996.

       The small business marketplace continues to increase rapidly. Safeguard has reached over 800,000 of the potential 15 million small businesses operating in the United States. This rapidly growing group is industrious, cost conscious, and has limited resources to cope with changes in government regulations, new technology and cash management. To meet their specific business needs, as detailed in the attached capabilities brochure, Safeguard offers value added, innovative solutions designed to manage change. Safeguard's state-of-the-art support center in Dallas, Texas is focused on; the small business marketplace, customized direct marketing programs, and a solutions-driven major accounts organization. This center combined with Safeguard's customer referral sources is small business's premier channel for integrated solutions in a changing business environment. The Dallas Support Center provides fast, efficient support to Safeguard's distribution network and is designed to anticipate the future needs of small business.

      The Company is celebrating 40 years of leadership in the small business arena serving the marketplace as an information systems company with a total service approach. Safeguard's management and employees are dedicated to maintaining and expanding this preeminent position in the small business marketplace in the coming years. We appreciate your continuing support.


                                   Sincerely,


            /s/Doug Reiter                /s/James R. Braun
            Gerald D. Reiter              James R. Braun
            Vice Chairman and             Executive Vice President
            Chief Executive Officer       Chief Financial Officer

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)


                                                                   September 30,  December 31,
                                                                        1996           1995
                                                                   -------------  ------------
                                     ASSETS                         (Unaudited)
Current assets:
   Cash and cash equivalents                                         $     644     $   2,802
   Receivables less allowances                                          26,380        27,072
   Inventories                                                           8,172         8,809
   Other current assets                                                  2,513         2,248
                                                                     ---------     ---------
      Total current assets                                              37,709        40,931

Property, machinery and equipment - net                                 20,286        17,739
Excess purchase price over net assets acquired                          43,586        44,671
Customer list                                                           21,591        34,545
Other assets                                                             3,777         4,973
                                                                     ---------     ---------
      Total assets                                                   $ 126,949     $ 142,859
                                                                     =========     =========
                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
   Current debt obligations                                          $   9,052     $   7,395
   Accounts payable                                                     12,192         9,741
   Accrued expenses                                                     14,813        14,612
                                                                     ---------     ---------
      Total current liabilities                                         36,057        31,748

Long-term debt                                                         108,581       100,853
Deferred interest                                                           --        14,805
Other liabilities                                                        6,540         7,183

Stockholders' equity (deficiency):
   Preferred stock:
       $5.00 Junior Preferred Stock, par value $.01 a share
       Authorized 1,000,000 shares, $5 cumulative
       No shares issued and outstanding
   Common stock, par value $.01 a share:
       Authorized 2,000,000 shares,
       Issued and outstanding 1,052,384 shares in 1996 and                  11            10
                 999,960 shares in 1995
   Additional paid-in capital                                           94,143        94,143
   Deficit                                                            (117,125)     (104,591)
   Foreign currency translation adjustment                              (1,258)       (1,292)
                                                                     ---------     ---------
           Total stockholders' equity (deficiency)                     (24,229)      (11,730)
                                                                     ---------     ---------
 Total liabilities and stockholders' equity (deficiency)             $ 126,949     $ 142,859
                                                                     =========     =========

                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (UNAUDITED)

                                Three Month Period           Nine Month Period
                                Ended September 30,          Ended September 30,

                               1996          1995            1996          1995
                              -------       -------        --------      --------
Net sales                     $51,443       $49,174        $153,652      $149,470
Cost of sales                  23,625        23,456          71,114        68,451
                              -------       -------        --------      --------
Gross profit                   27,818        25,718          82,538        81,019

Selling expense                20,707        18,930          60,541        57,901
General & administrative
 expense                        4,797         3,972          13,455        12,261
Other income - cash received
 greater than carrying value
  of distributor receivables     (550)         (630)         (1,650)       (1,874)
Special charge -
 centralization costs              --         5,700              --         5,700
Amortization expense            4,572         4,830          14,338        14,457
Interest expense                3,595         2,340          10,565         7,172
                              -------       -------        --------      --------

Loss from operations before
 income taxes and
  extraordinary item           (5,303)       (9,424)        (14,711)      (14,598)
Income tax (benefit)
 provision                         84           (38)            224           113
                              -------       --------       --------      --------
Loss before extraordinary
 item                          (5,387)       (9,386)        (14,935)      (14,711)

Extraordinary item:
 Gain on early
  extinguishment of debt           --            --           2,401            --
                              -------       -------        --------      --------
Net loss                     ($ 5,387)     ($ 9,386)      ($ 12,534)    ($ 14,711)
                              =======       =======        ========      ========



                    See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           PERIOD FROM JANUARY 1, 1995
                              TO SEPTEMBER 30, 1996
                                 ($000 omitted)
                                   (UNAUDITED)

                                                                                                   Foreign
                                                                      Additional                  Currency
                          Preferred Stock          Common Stock         Paid In                  Translation
                          Shares    Amount      Shares      Amount      Capital     Deficit       Adjustment
                          ------    ------    ----------    ------    ----------   ---------     -----------
Balance -
 January 1, 1995            --        --      $  999,960     $10        $94,143    $ (86,037)      $(1,424)

Net loss                                                                             (18,554)

Unrealized gain on
  foreign currency
  translation               --        --              --      --             --           --           132
                            --       ---      ----------     ---        -------    ---------       -------
Balance -
 December 31, 1995          --        --         999,960      10         94,143     (104,591)       (1,292)

Issuance of common
  stock in conjunction
  with exchange offer                             52,424       1

Net loss                                                                             (12,534)

Unrealized gain on
  foreign currency
  translation               --        --              --      --             --           --            34
                            --       ---      ----------     ---        -------    ---------       -------
Balance -
  September 30, 1996        --       $--       1,052,384     $11        $94,143    ($117,125)      ($1,258)
                            ==       ===      ==========     ===        =======    =========       =======

                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (UNAUDITED)



                                                               Nine Months Ended September 30,
                                                                      1996         1995
                                                                      ----         ----
Cash Flows from Operating Activities:
      Net loss                                                     $(12,534)    $(14,711)
      Adjustments to reconcile net loss to cash
        provided by operating activities:
        Extraordinary Item                                           (2,401)          --
         Amortization                                                14,338       14,457
         Depreciation                                                 3,961        3,439
         Gain on sale of assets                                        (725)          --
         Provisions for loss of sale assets                              --        1,700
                  Unrealized exchange gain                               34          510
      (Increase) decrease in operating assets:
        Receivables                                                     692        2,036
        Inventories                                                     638         (231)
        Other assets                                                  1,300         (576)
      Increase (decrease) in operating liabilities:
       Accounts payable                                                (539)       3,302
       Accrued expense and other liabilities                          2,548        4,801
       Deferred interest                                                 --        1,048
                                                                   --------     --------
        Net cash provided by operating activities                     7,312       15,775

Cash Flows from Investing Activities:
      Purchase of property, machinery and equipment                  (5,071)      (3,749)
      Proceeds from sale of assets                                    1,176           --
      Adjustment due to currency fluctuations
           and foreign purchase price adjustments                       (50)         175
                                                                   --------     --------
        Net cash used in investing activities                        (3,945)      (3,574)
                                                                   --------     --------
Cash Flows from Financing Activities:
      Repayment of long-term debt and capital lease obligations     (21,199)     (11,256)
      Temporary borrowings from (repayment of) revolving loans       17,067       (2,900)
      Net proceeds from foreign obligations                             137          741
      Deferred financing costs                                       (1,530)         (75)
                                                                   --------     --------
               Net cash used in financing activities (5,525)        (13,490)

Decrease in cash and cash equivalents                                (2,158)      (1,289)

Cash and cash equivalents at beginning of period                      2,802        2,716
                                                                   --------     --------
Cash and cash equivalents at end of period                         $    644     $  1,427
                                                                   ========     ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996
                                 ($000 omitted)
                                   (UNAUDITED)
                                   (Continued)





Supplemental disclosure of noncash investing and financing activities:

     PIK ("Payment in Kind") Debentures totaling $11 and $806 were issued in the second quarter of 1996 and 1995, respectively. The PIK Debentures are in payment of accrued interest on the Company's 8% Subordinated Debentures.

     Capital lease obligations of $1,837 and $916 were entered into during the first nine months of 1996 and 1995 respectively, to acquire certain machinery and equipment.


Supplemental disclosure of cash flow information:

     Cash paid during the period for:

                                                  1996              1995
                                                  ----              ----
                  Interest                       $8,734            $4,587

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996
                                   (UNAUDITED)


NOTE A.   UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

      Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1995 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of and for the year ended December 31, 1995 are derived from the Company's audited financial statements as of that date.


NOTE B.  INVENTORIES:

        Inventories consist of the following:

                                     September 30, 1996    December 31, 1995
                                     ------------------    -----------------
                                                  ($000 omitted)
      Finished goods                       $4,221                $4,062
      Work-in-process                         714                   629
      Raw materials                         3,237                 4,118
                                           ------                ------
                                           $8,172                $8,809
                                           ======                ======

NOTE C.       LONG-TERM DEBT:

                                        September 30, 1996    December 31, 1995
                                        ------------------    -----------------
                                                     ($000 omitted)

       New Revolving Loan                     $  15,703           $      --
       New Term Loan                              5,900                  --
       Revolving Credit Loan                         --              15,582
       Amended Exchange Loan                     23,568              24,656
       12% Senior Subordinated Notes             65,878                  --
       8% Senior Subordinated Notes                   3              39,998
       8% Subordinated Debentures                   309              21,801
       Capital lease obligations                  2,837               2,913
       Foreign obligations                        3,435               3,298
                                              ---------           ---------
                                                117,633             108,248
       Less current debt obligations             (9,052)             (7,395)
                                              ---------           ---------
                                              $ 108,581           $ 100,853
                                              =========           =========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996
                                   (UNAUDITED)


NOTE C.       LONG-TERM DEBT:  (continued)

      On January 26, 1996, the Company consummated an exchange offer of its existing 8% Senior Subordinated Notes due December 31, 2000 (the "Existing Notes") and 8% Subordinated Debentures due December 31, 2000 ("Existing Debentures") for 12% Senior Subordinated Notes due December 31, 2002 (the "New Notes"). Of the Existing Notes and the associated deferred interest, 99.99% were tendered; the tendering Existing Notes were exchanged at a rate of $1,000 in New Notes for each $1,000 in tendering Existing Notes and deferred interest. Of the Existing Debentures, 98.6% were tendered; the tendering Existing Debentures were exchanged at a rate of $850 in New Notes for each $1,000 in tendering Existing Debentures. In addition to New Notes, each tendering Existing Note and Existing Debenture holder was issued a pro rata share of Common Stock of the Company equal to 5% of the outstanding Capital Stock after giving effect to this exchange offer. The exchange offer, based upon its terms, is accounted for as an extinguishment and resulted in an extraordinary gain of $2.4 million after deducting related expenses.

      In conjunction with the Exchange Offer described above, on January 26, 1996 the Company and Safeguard also refinanced existing bank debt. The refinancing plan included payment in full of the Revolving Credit Loan and unpaid deferred interest on an existing Term Loan, and the amendment of the existing Exchange Loan Agreement. The existing Exchange Loan was converted to a $25,750,000 Term Loan bearing interest at 12% per annum payable in monthly installments over a five year period beginning March 1996. Safeguard also entered into a Loan and Security Agreement which includes a Revolving Loan and a Term Loan. The new Revolving Loan allows for borrowing against eligible accounts receivable and inventories up to a maximum of $23,500,000. The new Revolving Loan bears interest at the prime leading rate plus 1% or Eurodollar Rate plus 2.75% for a five year term, with automatic renewal for successive one year periods. The new Term Loan, under the Loan and Security Agreement, is for $6,500,000 bearing interest at 12% per annum payable in monthly installments over a five year period beginning February 1996.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.

                                Nine Month Period       Nine Month Period
                                Ended September 30,     Ended September 30,

                                 1996         1995       1996          1995
                                ------       ------     ------        ------
Net sales                       100.0%       100.0%     100.0%        100.0%
Cost of sales                    45.9         47.7       46.3          45.8
                                ------       ------     ------        ------
Gross profit                     54.1         52.3       53.7          54.2
Selling expense                  40.3         38.5       39.4          38.7
General & administrative
 expense                          9.3          8.1        8.8           8.2
Other income - distributor
 receivables                     (1.1)        (1.3)      (1.1)         (1.3)
Special Charge                     --         11.6         --           3.8
Amortization expense              8.9          9.8        9.3           9.7
Interest expense                  7.0          4.8        6.9           4.8
                                -----        -----      -----         -----

Loss from operations before
 income taxes and
  extraordinary item            (10.3)       (19.2)      (9.6)         (9.7)
Income tax provision              0.2          0.1        0.2           0.1
                                -----        -----      -----         -----
Loss before extraordinary
 item                           (10.5)       (19.1)      (9.8)         (9.8)
Extraordinary item                 --           --        1.6            --
                                -----        -----      -----         -----
Net loss                        (10.5)%      (10.5)%     (8.2)%        (9.8)%
                                =====        =====      =====         =====






COMPARISON OF THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996 TO THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1995.

NET SALES. Net sales for the third quarter of 1996 are $51.4 million compared to $49.2 million for the same period in 1995, representing a sales growth of 4.6%. For the first nine months of 1996, net sales are $153.7 million, reflecting growth of $4.2 million or 2.8% in comparison to 1995. The sales growth during the first nine months reflects a 8.5% growth in computer and laser forms and a 17.6% growth in brokered product sales partially off-set by a 6.4% decline in manual forms sales. Approximately 60% of the growth in computer forms is related to volume increases, with the remainder attributable to price increases. The decline in manual forms sales is off-set in part by a 3.7% average price increase.

GROSS PROFIT. Gross profit margin is 54.1% of net sales for the third quarter of 1996 and 52.3% in 1995. This increase in gross profit margin is attributable in part to a leveling off of paper and paper related supply cost increases experienced in the second half of 1995. For the first nine months, the gross margin is 53.7% of net sales in 1996 compared to 54.2% in 1995. The decline in margin, for the first nine months, is a result of the change in the Company's product mix from manual forms sales to computer forms and brokered products. As noted above, the Company experienced increases in paper and paper related supply costs in 1995; these price increases have been partially passed through to customers. Computer forms and brokerage products, high growth product lines, carry greater material, direct labor and overhead costs (as a percentage of sales) resulting in lower gross profit margin than for manual forms.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996

RESULTS OF OPERATIONS - Continued

SELLING EXPENSE. Selling expenses are $20.7 million in the third quarter of 1996 compared to $18.9 million for the same period in 1995, representing 40.3% and 38.5% of net sales in each period. For the first nine months, selling expenses are $60.5 million in 1996 compared to $57.9 million in 1995, representing 39.4% and 38.7% of net sales in each period. The increase in selling costs, as a percentage of net sales, in the third quarter and nine month period, is attributable to planned increases to support the establishment of a technologically advanced customer support center. Commissions to independent distributors account for approximately 80% of total selling costs and, as a percent of total sales, has remained constant.

GENERAL AND ADMINISTRATIVE. General and administrative expenses are $4.8 million for the third quarter of 1996 compared to $4.0 million in 1995. For the first nine months, general and administrative expenses are $13.5 million in 1996 and $12.3 million in 1995. The increase in costs during the third quarter and nine month period is due to planned cost increases in support of the conversion and redesign of the Company's computer system hardware and software, partially offset by a $0.7 million gain on the sale of a production facility in the United Kingdom.

SPECIAL CHARGE - CENTRALIZATION COSTS. In September 1995 the Company announced its decision to centralize the North America sales and marketing function, and create a new sales and marketing division. The centralization was completed in the second quarter 1996. The anticipated cost included severance, recruiting and relocation costs to complete this centralization, and a provision for a book loss on the sale of two properties. The cost incurred to complete the centralization approximated the expenditures estimated in 1995. Of the two properties held for sale, one was sold in August 1996 at approximately net book value; the second property is under agreement of sale at its net book value.

OTHER INCOME. Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.6 million for the third quarter 1996 and 1995, representing 1.1% of net sales in 1996 and 1.3% in 1995. Other income for the nine month period is $1.7 million in 1996 and $1.9 million in 1995. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is $4.6 million for the third quarter of 1996 and $4.8 million in 1995. Amortization expense is $14.3 million and $14.5 million for the first nine months of 1996 and 1995, respectively. The expense consists primarily of the amortization of intangible assets, including the customer list, excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense is $3.6 million for the third quarter of 1996 and $2.3 million for the same period in 1995. For the first nine months, interest expense is $10.6 million in 1996 in comparison to $7.2 million in 1995. The increase in interest expense in 1996 is attributable to the rise in the Company's effect interest rate from 8% to 12% per annum in connection with the Company's debt refinancing in January 1996.

INCOME TAX PROVISION (BENEFIT). The Company's provision (benefit) for income tax is related to its operations in the United Kingdom. No tax liability is incurred in the United States as a result of net losses from operations.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the new Revolving Loan. The Company's cash flows from operating activities is $7.3 million in the first nine months of 1996. As of September 30, 1996, the Company had $0.6 million in cash and cash equivalents, working capital of $1.7 million and a ratio of current assets to current liabilities of 1:05:1 At that date, the Company also had $2.8 million in availability under the new Revolving Loan and the equivalent of $0.7 million available through a short term line of credit maintained by the Company's subsidiary in the United Kingdom.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first nine months of 1996 are $5.7 million in machinery and equipment, in addition to $1.2 million in costs associated with the construction of a new facility in the United Kingdom. This new facility was financed by a construction loan and cash flow from operations. The facility in the United Kingdom was sold in June 1996; the net proceeds from the sale of this facility was $1.2 million. The Company anticipates total machinery and equipment capital expenditures in 1996 of $6.5 million, which will include the installation of an integrated computerized order entry system and the upgrade of existing manufacturing production equipment. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

As more fully described in the Notes to the Consolidated Financial Statements, on January 26, 1996, the Company consummated an exchange of substantially all of its existing 8% Senior Subordinated Notes due December 31, 2000 and 8% subordinated Debentures due December 31, 2000, for 12% Senior Subordinated notes due December 31, 2002. Tendering note and debenture holders were also issued common stock of the Company equal to 5% of the outstanding capital stock. In conjunction with the Exchange Offer, the Company and Safeguard refinanced its existing bank debt. The refinancing included payment in full of a bank loan and deferred interest, the amendment of an existing bank loan, and entering into a new revolver/term loan facility. The exchange and refinancing provides an extension of the average life of the Company's indebtedness and increases the Company's financial resources to support operations.